

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via E-mail</u>
Jonathan T. Awde
President and Chief Executive Officer
Gold Standard Ventures Corp.
815 West Hastings Street, Suite 610
Vancouver, British Columbia V6C 1B4
Canada

> **Re:    Gold Standard Ventures Corp.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed September 20, 2011**
> **File No. 0-51236**

Dear Mr. Awde:

We have reviewed your amended filing and letter dated September 20, 2011, and we have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F

General

1.    All references in this letter to prior numbered comments refer to the comments set forth in our letter to you dated August 26, 2011.  We note your response to prior comment 3, and we reissue the comment.  Please provide updated disclosure with each amendment or

in the appropriate Exchange Act report, as prior comment 2 suggested.  In this regard, we note, for example, your disclosure regarding capitalization and indebtedness is dated as of June 30, 2011.  Item 3.B. of Form 20-F requires a statement of capitalization and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured, indebtedness) as of a date no earlier than 60 days prior to the date of the document.

2.      We remind you of prior comment 4.  In this regard, we note that you have not removed all references to the Railroad Report as discussed in your response to prior comment 15.

Key Information, page 2

Balance Sheet Data, page 3

3.      It appears the columns for the December 31, 2009 and 2010 Canadian GAAP information have been mis-labeled.  Please revise your presentation as necessary.

Risk Factors, page 6

4.      We note that you have retained the disclosure which begins "While we have investigated," notwithstanding your response to prior comment 8.  Please revise accordingly.

Operating and Financial Review and Prospects, page 29

Tabular Disclosure of Contractual Obligations, page 34

5.      We note the additional disclosures you added to address our prior comment 18. However, we believe you should further revise this disclosure to provide the information specified in Item 5.F.1 of Form 20-F in a tabular format, as specifically required by this Item.  See the example provided in Item 5.F.1 of Form 20-F for further guidance.

Exhibits, page 56

6.      We note your response to prior comment 26 from our letter to you date August 26, 2011. Please ensure that all filed exhibits are complete and are filed under the correct subparagraph number set forth in Item 601(b) of Regulation S-K.  In this regard, we note that Exhibit 4.11 appears to be missing an attachment to Exhibit A and that the various leases filed appear to be filed under Item 601(b)(4) of Regulation S-K, as opposed to Item 601(b)(10) of Regulation S-K.  In addition, we remind you that in future filings you will not be able to incorporate by reference any filed exhibits that are forms of exhibits or which have not been signed.  See Instruction 1 to Item 601 of Regulation S-K.  In this regard, we note that the agreements filed as Exhibits 4.9 and 4.15 have not been signed.

Note 8 – Capital Stock, page F-18

7.      We note from your response to prior comment 27 that shares you issue in private placements are issued "at a discount to the current market price" and shares issued for the settlement of debt are issued "at a price equal to the price at which private placements were issued, at the time the debt was incurred."   Based on this response, please clarify for us in sufficient detail how these issuances of stock are valued for accounting purposes and cite the relevant accounting literature that supports your accounting presentation for Canadian, US GAAP and IFRS purposes.  As part of your response, tell us the trading price of your shares on the dates of the private placements and debt settlements.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments.  Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director